PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

May 10, 2013

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Post-Effective Amendment Nos. 195, 216, 223, 227, 235, 244, 253, 261, 271, 280, 289, 298, 306, 313, 320, 325, 330, 340, 345, 350, 358, 365, 371, 379, 386, 395 and 403 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-138490 and 811-21977)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to the PowerShares Financial Corporate Bond Portfolio, PowerShares Industrial Corporate Bond Portfolio and PowerShares Utilities Corporate Bond Portfolio (the “Funds”):

Filing Date	Accession Number
February 18, 2011	0001104659-11-008415
May 9, 2011	0001104659-11-027350
June 8, 2011	0001104659-11-033821
July 7, 2011	0001104659-11-038213
August 5, 2011	0001104659-11-044151
September 2, 2011	0001104659-11-050129
September 30, 2011	0001104659-11-054181
October 28, 2011	0001104659-11-058715
November 18, 2011	0001104659-11-065150
December 16, 2011	0001104659-11-069882
January 13, 2012	0001104659-12-001963
February 10, 2012	0001104659-12-008434
March 9, 2012	0001104659-12-016973
April 6, 2012	0001104659-12-024191
May 4, 2012	0001104659-12-033230
May 21, 2012	0001104659-12-038684
June 1, 2012	0001104659-12-041158
June 29, 2012	0001104659-12-046878

July 27, 2012	0001104659-12-051788
August 24, 2012	0001104659-12-059979
September 21, 2012	0001104659-12-064771
October 19, 2012	0001104659-12-070119
November 16, 2012	0001104659-12-078550
December 14, 2012	0001104659-12-084195
January 11, 2013	0001104659-13-002008
February 8, 2013	0001104659-13-008800
March 11, 2013	0001104659-13-019108
April 10, 2013	0001104659-13-028300

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Mark Greer at (312) 807-4393. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Andrew Schlossberg
Title:	Andrew Schlossberg, President